 As filed with the Securities and Exchange Commission on October 20, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
Wednesday , October 20, 2004

IN THE FIRST NINE MONTHS OF 2004 TELE2
GREW REVENUES BY 17% WITH PROFIT AFTER TAX RISING 28%

New York and Stockholm – Wednesday, October 20, 2004 – Tele2 AB (“Tele2”, “the Group”) (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading and profitable alternative pan-European telecom operator, today announced its consolidated results for the third quarter ended September 30, 2004.

  Operating revenue for the first nine months increased by 17% to MSEK 31,803 (27,255)
  Profit after tax for the first nine months increased by 28% to MSEK 1,093 (854)
  Earnings per share after tax for the first nine months increased to SEK 7.39 (5.78)
  Profit before tax in Q3 amounted to MSEK 764 (685), our best-ever
  Strong improvement in profitability in Central Europe, with an EBITDAmargin increasing to 9% (–12%)

The figures shown in parenthesis correspond to the comparable periods in 2003 and all negative amounts are distinguished with a minus sign.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“We delivered our highest-ever profit before taxes in the quarter. In the first nine months we achieved revenue growth of 17%, while increasing our profit after tax by 28% and producing a cash flow after CAPEX of SEK 3.6 billion. This is a strong financial performance.

In Southern Europe and the Netherlands we saw an increase in churn during the quarter, a disappointment to us. In our other markets, our overall churn levels were stable, and Central Europe in particular was pleasing for us on the upside, in terms of both customer intake and earnings. The main factor in the increased churn in Southern Europe and the Netherlands has been the high level of marketing activity and aggressive win-back campaigns from the incumbents, which continued throughout the summer months. In these particular markets, we have already taken steps to counter this increased churn and the initial signs for the fourth quarter are encouraging. In the first two weeks of October we have already seen a net increase in Southern Europe, signifying that our efforts have the desired impact. In addition, the gradual introduction of wholesale line rental in Europe will have a positive impact on our churn levels.

In the Nordic market area, during the third quarter, we have seen a stabilization in Swedish mobile margins, despite a continued competitive environment. We now have started marketing wholesale line rental in Sweden and our first customers will be transferred by the end of November, which based on our experiences in Denmark and Norway will significantly reduce churn.

In the Baltic & Russia market area we achieved a strong customer intake, particularly in Russia. The Central Europe market area continued its positive progression with another large quarterly customer intake and with both revenues and EBITDA developing well.

During the quarter we announced our intention to acquire Song Networks. This acquisition, as I said at the time, is entirely consistent with our strategy of firstly building a customer base and then, if it makes sense, we may integrate backwards to lower costs. The acquisition of UTA, announced last week, is again entirely aligned with this strategy.

Our focus, which has proven to be highly successful, continues to be on low customer acquisition cost, churn management and operational cost control.”

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004

MSEK and thousands of customers	Q3, 2004	Q3, 2003

Operating Revenue	10,713	9,414
Customer intake (i)	1,016	1,637
EBITDA (ii)	1,658	1,635
EBITA (iii)	1,193	1,218
EBIT (iv)	813	828
EBT (v)	764	685
Operating cash flow	1,586	1,706
Cash flow after CAPEX	1,262	1,282

(i)	Including a positive one-off adjustment of more than 100 thousand “open call-by-call” customers
(ii)	Operating profit before depreciation, amortization and result from share in associated companies
(iii)	Operating profit after depreciation, before amortization
(iv)	Operating profit after depreciation and amortization
(v)	Profit after financial items

Group financial overview for the quarter ended September 30, 2004

Operating revenue

Operating revenue amounted to MSEK 10,713 (MSEK 9,414), corresponding to a growth of 13.8% including, and 14.0% excluding currency effects.

Although the Nordic market area is a mature market, we increased our growth to 4% from 3% in Q2 2004. The organic growth outside the Nordic market area is still very high, at around 20%.

Growth in the market area Baltic & Russia has had a negative currency effect of around 2.5 %units. In other market areas, the effect is less than 0.5%-units in each market area.

Customer intake

Net customer intake was 1,016,000, compared to 1,637,000 in Q3 2003, and we now have a total of 25.9 million customers. Net customer intake in Central Europe includes more than 100,000 so called “open call-by-call” customers, as a one-off effect.

Of the decrease in customer intake, around 350,000 is accounted for by dial-up Internet, where Southern Europe, in particular, had the previous year extensively cross sold to its existing fixed telephony customers. This has not occurred in 2004, therefore the total customer base within dialup Internet has not increased in Q3 2004.

Total gross customer intake was higher in Q3 2004 than in Q3 2003 or in Q2 2004. However, churn has increased, especially in fixed telephony in Southern Europe and the Netherlands. We have initiated counter measures, and we expect them to take effect in Q4 2004.

Central Europe, Germany and Poland in particular, continue to show strong growth. In Germany, Tele2 adds both preselect customers and so called “open call-by-call” customers, which are unique to Germany. See comments under Central Europe.

The market area Baltic & Russia has a record customer intake. Russia, which already last quarter represented half of the market area’s customer growth, increases its share of the growth still further.

The market area Nordic showed customer growth in mobile telephony, a stable customer base in fixed telephony and a slight loss of customers in dial-up Internet.

ARPU

Group ARPU was SEK 140 (SEK 160) in Q3 2004. The decline is mainly a dilution effect, as Tele2 experiences its highest growth in countries with lower ARPU. In addition, our push in dialup Internet in Southern Europe in the second half of 2003, which has a significantly lower ARPU than fixed telephony, further contributed to the dilution.

Results

EBITDA amounted to MSEK 1,658 (MSEK 1,635).

Central Europe notably improved its EBITDA, by MSEK 221 versus Q3 2003 with margins increasing from –12% a year ago to +9% in Q3 2004, the largest contributor being Germany. When we reached EBITDA-breakeven in Germany at the end of 2003, it was with a two-year delay compared to all of our other countries. The reason for this was that Germany was the last country to introduce preselect on local calling. Therefore, it is encouraging to see that the margin improvement now is greater than the 5%-units per year we normally estimate after a country has reached breakeven.

Nevertheless, Tele2’s growth strategy results in a continual pattern of start-up costs in new countries. Since last year, we have for example launched new services in Hungary, Portugal, Ireland and Belgium. Despite this normal pattern, however, when comparing this quarter’s results to last year’s, one should take into account our UK launch and our ADSL launch in Southern Europe, both of which differ from our usual launches. UK and ADSL in Southern Europe combined effect EBITDA comparability by some MSEK –175, and adjusted for this we improved our margin.

In the Nordic market area, margins continue to be stable, and despite a continued competitive environment in both fixed and mobile telephony, Sweden shows a margin improvement from the previous quarter.

As explained in the comments on customer intake, the two main reasons for the lower net customer intake are lower intake in dial-up Internet, where the acquisition cost of a cross-sold customer is significantly lower than that of a telephony customer; as well as a higher churn. On the other hand, gross customer intake is higher than in both Q2 2004 and in Q3 2003. Sales and marketing costs as percentage of revenue are stable compared to both Q2 2004 and Q3 2003. However, they increased in absolute numbers versus last year.

Profit before taxes amounted to MSEK 764 (MSEK 685), the best-ever in Tele2’s history.

Cash flow and CAPEX

Cash flow in terms of EBITDA less CAPEX was MSEK 1,334 (MSEK 1,211).

CAPEX amounted to MSEK 324 (MSEK 424), or 3.0% (4.5%) of operating revenue.

Significant events in the quarter

In August, Tele2 announced that it would launch fixed telephony market in Ireland as of September 1. Marketing and other functions are coordinated with our operations in the UK.

In September, Tele2 announced a decision to make an official cash offer for the outstanding shares and convertible debentures of Song Networks Holding AB. The acquisition enables Tele2 to gain profitable access to ADSL customers in the Nordic residential segment and improves our product offering within the Swedish corporate segment while significantly strengthening our product portfolio towards the corporate market in Denmark, Norway and Finland. Tele2 offers SEK 85 in cash per Song Networks share, hence valuing Song Networks at SEK 4.95 billion.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q3 2004, MSEK 3,559 (3,427), +4%
EBITDA Q3 2004, MSEK 1,000 (1,158), –14%
EBIT Q3 2004, MSEK 785 (936), –16%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

Operating revenue increased by 4% in the market area Nordic, despite price cuts in all markets to further strengthen our position as price leader. The market area saw customer growth in mobile telephony, a stable customer base in fixed telephony and a slight loss of customers in dial-up Internet.

In Sweden, margins improved slightly compared to Q2 2004, despite a challenging competitive environment, within both mobile and fixed telephony.

Any purchase of capacity from Svenska UMTS-nät AB has not had any impact on the results as yet, as the 3G company has not reached the minimum volume required to trigger depreciation. We do not expect any material effect on the results until Q1 2005. (Accounting principles are explained in Note 7)

Tele2 has now started marketing wholesale line rental in Sweden and the first customers will be transferred by the end of November. Based on Tele2’s experiences in Denmark and Norway, churn will come down sharply once Tele2’s customers can avoid paying the incumbent operator as well.

The mobile operations in Sweden reported 3.4 million customers at September 30, 2004, an increase of 3% since September 30, 2003. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 166 (178) in Q3 2004 and mobile minutes of usage (MOU) were 93 (87). Prepaid mobile customers accounted for 75% of the total mobile customer base.

Norway and Denmark continued to show good growth in Q3 2004. Growth in Norway was not only helped by resale of the fixed line subscription fee but also by strong mobile customer intake.

Tele2 strengthened its position in ADSL in both Denmark and Norway, and is now the third largest ADSL provider in both countries.

In September, Tele2 announced a decision to make an official cash offer for the outstanding shares and convertible debentures of Song Networks Holding AB. The acquisition enables Tele2 to gain profitable access to ADSL customers in the Nordic residential segment and improves our product offering within the Swedish corporate segment while significantly strengthening our product portfolio towards the corporate market in Denmark, Norway and Finland. Tele2 offers SEK 85 in cash per Song Networks share, hence valuing Song Networks at SEK 4.95 billion. Competition authorities in Finland have already approved of the acquisitions without any conditions attached.

Baltic & Russia

Operating revenue Q3 2004, MSEK 884 (752), +18%
EBITDA Q3 2004, MSEK 239 (229), +4%
EBIT Q3 2004, MSEK 110 (151), –27%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania and Russia.

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 99 (140) in Q3 2004. Customer intake was at record high in the quarter, with a continued strong increase in operating revenue. Russia, which represented around half of the market area’s Mobile telephony customer intake in Q2 2004, further increased its growth.

In Q3 2004, Tele2 acquired the outstanding 10% of the shares in the company that, through its 100% ownership in Tele2 Lithuania and its 52% ownership in Tele2 Estonia, conducts mobile telephony operations in the Baltic countries. After the acquisition, Tele2 owns 100% in Tele2 Estonia and Tele2 Lithuania.

Tele2 has obtained a fixed telephony license in Turkey. Tele2 will announce a launch date in due time, when negotiations about the interconnect levels are finalized.

Central Europe

Operating revenue Q3 2004, MSEK 1,300 (889), +46%
EBITDA Q3 2004, MSEK 114 (–107)
EBIT Q3 2004, MSEK 63 (–151)

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

The market area’s ARPU for Fixed telephony and Internet was SEK 98 (128) for Q3 2004.

Central Europe, Germany and Poland in particular, continue to show strong growth. In Germany, Tele2 adds both preselect customers and so called “open call-by-call” customers, which are unique in Germany. See comments below.

Tele2 followed up the launch of dial-up Internet in Germany in May, by launching the service in Poland in the beginning of July.

An “open call-by-call” customer is not registered with nor billed by Tele2. When Tele2 introduced the service in Q2 2003, we predicted that the calling pattern would differ significantly from other fixed line customers, although the extent to which, was unknown. To avoid misleading customer intake numbers, Tele2’s accounting of “open call-by-call” customers has been overly prudent during the start-up phase of the service. Our experience now tells us that “open call-by-call” customers’ minute usage is around a fifth of that of other German customer’s. Hence, as of Q3 2004, Tele2 uses a method to report these customers according to their minute usage, so that five “open call-by-call” customers equals one customer in our reported number of customers. Hence, in the customer intake number for Q3 2004, we include some 200,000 new “open call-by-call” customers, of which more than 100,000 are as a one-off effect from redefining historic customer intake up until June 30, 2004. The total number of reported “open call-by-call” customers after this amounts to around 550,000.

Southern Europe

Operating revenue Q3 2004, MSEK 3 854 (3,341), +15%
EBITDA Q3 2004, MSEK 183 (288), –36%
EBIT Q3 2004, MSEK 146 (248), –41%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland, Portugal, the UK and Ireland and C³ operations.

Fixed telephony and Internet ARPU for Southern Europe was SEK 165 (184) for Q3 2004.

In Southern Europe we saw an increase in churn during the quarter. The main factor has been the high level of marketing activity and aggressive win-back campaigns from the incumbents, which continued throughout the summer months. We have already taken steps to counter this increased churn and the initial signs for the fourth quarter are encouraging, signifying that our efforts have the desired impact.

In Q3 2003, Southern Europe had extensive cross-selling of dial-up Internet to its existing fixed telephony customers. This has not occurred in 2004, and the customer base within dial-up Internet has not increased in Q3 2004.

The launch of fixed telephony in the UK in Q4 2003 is estimated to have a result effect of some MSEK –500 during the first year of launch. The financial effect from the UK launch, together with our ADSL launch in Southern Europe, affects EBITDA comparability to last year by some MSEK –175.

In August, Tele2 announced that it would launch fixed telephony in Ireland as of September 1. Marketing and other functions are coordinated with our operations in the UK.

Benelux

Operating revenue Q3 2004, MSEK 1,064 (966), +10%
EBITDA Q3 2004, MSEK 87 (57), +53%
EBIT Q3 2004, MSEK 55 (27), +104%

The market area Benelux includes operations in the Netherlands, Luxembourg (including Tango), Liechtenstein and Belgium and Transac.

Fixed telephony and Internet ARPU for Benelux was SEK 131 (152) for Q3 2004.

The Netherlands saw an increase in Fixed telephony and Internet churn in the quarter. As in Southern Europe, counter measures are being taken, and we expect to see results from these beginning in Q4 2004.

Services

Operating revenue Q3 2004, MSEK 52 (39), +33%
EBITDA Q3 2004, MSEK 35 (10)
EBIT Q3 2004, MSEK 24 (4)

The market area Services includes 3C operations, ProcureITright, Radio Components and X-Source operations.

OTHER ITEMS
Investments

In Q3 2004, Tele2 acquired 17.2% of the fully diluted shares in Song Networks Holding AB. Tele2 issued a public cash offer for the remaining shares and convertible debentures of the company.

In Q3 2004, Tele2 acquired the outstanding 10% of the shares in the company that, through its 100% ownership in Tele2 Lithuania and its 52% ownership in Tele2 Estonia, conducts mobile telephony operations in the Baltic countries. After the acquisition, Tele2 owns 100% in Tele2 Estonia and Tele2 Lithuania.

Tele2 has in Q2 and Q3 2004 invested in a new billing system. The investments were MSEK 19 in Mobile telephony and MSEK 46 in Fixed telephony and Internet.

In Q1 2004, Tele2 increased its ownership in its mobile telephony operations in St Petersburg, Russia.

Divestments

Tele2 is considering the divestment of its Swedish Cable TV operations and is negotiating with a number of potential buyers. If divested it will lead to a loss of MSEK 150-300, based on the current price negotiations.

On May 12, 2004 Tele2 sold its Cable-TV operation in Estonia for MSEK 38. This resulted in a capital gain of MSEK 26, reported under other operating revenues. The operation had 46,000 customers at the time of the divestment.

Parent company

At the Parent company level, Tele2 reported at September 30, 2004 operating revenue of MSEK 15 (13), EBIT of MSEK –35 (–55) and liquidity MSEK 21 compared to MSEK 1 at December 31, 2003.

At July 1, 2004, 6,173,141 class A shares have been reclassified into 6,173,141 class B shares (see Note 6).

Events post September 30, 2004

On October 14, 2004, Tele2 announced that it has reached an agreement to acquire Austria’s leading alternative operator, UTA, for MEUR 213 on a debt-free basis with consideration consisting of cash and assumed debt. The acquisition will benefit Tele2’s existing operations in Austria by: making Tele2 the leading alternative telecom operator in the country, in both the residential and corporate segment; positioning Tele2 as the prime beneficiary of the ADSL opportunity; providing Tele2 with a network that will cover over 60% of the population by year-end 2004 with 146 ADSL PoP’s and over 15,000 km of fiber optic network; complementing Tele2’s operations by UTA’s leading position in the corporate segment; and by complementing Tele2’s existing product portfolio. The closing of this acquisition is subject to obtaining clearance from the respective Austrian anti-trust authorities.

The acquisition of UTA allows Tele2 to cut its costs significantly in Austria, where cost synergies are expected to amount to MEUR 30 on an annualized basis as of 2005. Synergies will be extracted from joint marketing, rationalizing overlapping functions, cross-selling to the existing and the new customer base, as well as from optimizing the network architecture and infrastructure. Integration costs are estimated to amount to around MEUR 30.

Company disclosure

Tele2 will release the financial and operating result for the period ended December 31, 2004 on February 16, 2005.

Pursuant to the resolution of the Annual General Meeting of Tele2 in May 2004, a Nomination Group consisting of major shareholders in Tele2 has been created during the Autumn. As resolved at the 2004 AGM, Cristina Stenbeck is Chairman of the Nomination Group. The Nomination Group consists of: Cristina Stenbeck; Mats Guldbrand of AMF Pension; Björn Lind of SEB Asset Management and SEB Trygg Liv; and of Peter Rudman of Nordea Investment Funds. The Nomination Group will submit a proposal for the composition of the Board of Directors that will be presented to the 2005 Annual General Meeting for approval.

The Annual General Meeting of Tele2 will be held Wednesday, May 11, 2005. Shareholders who would like to suggest representatives for the Tele2 Board of Directors can contact agm@tele2.com, or send a letter to AGM, Tele2, Box 2094, SE-103 13 Stockholm, Sweden.

Stockholm, October 20, 2004

Lars-Johan Jarnheimer
President and CEO, Tele2 AB

REPORT REVIEW

The financial and operating results for this interim report have not been subject to specific review by the Company’s auditors.

Tele2 is Europe’s leading and profitable alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 26 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. Tele2 always strives to offer the market’s best prices. In 2003 we had operating revenue of SEK 36,911 million and reported a profit of SEK 5,710 million (EBITDA).

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Tele2 AB – company registration number: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel+ 46 8 562 000 60

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS
A conference call to discuss the results will be held at 16.00 (CET) / 15.00 (UK time) / 10.00 (New York time), on October 20, 2004. The dial-in number is: +44 (0)20 7784 1004 / +44 (0)20 7098 0713 or US Toll Free: 1 866 850 2201. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7984 7578 or US Toll Free: 1 866 239 0765 with access code 735233#. The conference call will be web-cast on Tele2’s website www.Tele2.com, along with the presentation material.

APPENDICES
Income Statement
Balance Sheet
Cash flow Statement
Changes of Shareholders’ Equity
Number of Customers
Operating Revenue
EBITDA
EBIT
Investments, CAPEX
Tele2 Operations in Sweden
Five-Year Summary
Notes to the Accounts

INCOME STATEMENT

		2004	2003	2004	2003
		Jan 1 –	Jan 1 –
MSEK		Sep 30	Sep 30	Q3	Q3

Operating revenue	Note 1	31,803	27,255	10,713	9,414
Operating expenses	Note 2	–29,577	–25,066	–9,903	–8,574
Share of profit (loss) of associated companies	Note 3	70	54	15	9
Other operating revenues		–34	–45	–13	–14
Other operating expenses		38	–9	1	–7

Operating profit, EBIT		2,300	2,189	813	828

Net interest and other financial expenses	Note 4	–169	–446	–49	–143

Profit after financial items, EBT		2,131	1,743	764	685

Taxes	Note 5	–1,041	–911	–343	–304
Minority interest		3	22	19	1

Profit after taxes		1,093	854	440	382

Earnings per share after tax (SEK)		7.41	5.79	2.98	2.59
Earnings per share after tax, after dilution (SEK)		7.39	5.78	2.98	2.58

Number of shares, basic	Note 6	147,560,175	147,460,175
Number of shares, weighted average	Note 6	147,560,175	147,460,175
Number of shares after dilution	Note 6	148,179,675	148,223,175
Number of shares after dilution, weighted average	Note 6	147,873,875	147,811,279

BALANCE SHEET

		2004	2003	2003
MSEK		Sep 30	Sep 30	Dec 31

ASSETS

Fixed assets
Intangible assets		22,883	23,953	23,556
Tangible assets		8,521	9,177	9,036
Long-term financial assets	Note 5	3,087	1,025	3,057

		34,491	34,155	35,649

Current assets
Materials and supplies		290	398	350
Current receivables		9,601	8,841	9,198
Cash and cash equivalents		3,361	3,386	2,773

		13,252	12,625	12,321

Total assets		47,743	46,780	47,970

EQUITY AND LIABILITIES

Shareholders' equity		30,974	28,479	30,360

Minority interests		2	13	7

Provisions
Shares in associated companies		6	-	6
Other provisions		19	26	20

		25	26	26

Long-term liabilities
Interest-bearing liabilities		3,232	6,251	4,775

		3,232	6,251	4,775

Short-term liabilities
Interest-bearing liabilities		2,410	2,411	2,461
Non-interest-bearing liabilities		11,100	9,600	10,341

		13,510	12,011	12,802

Total equity and liabilities		47,743	46,780	47,970

CASH FLOW STATEMENT

	2004	2003	2004	2004	2004	2003	2003	2003
	Jan 1 –	Jan 1 –
MSEK	Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Cash flows from operation	4,494	4,166	1,574	1,499	1,421	896	1,488	1,360
Change in working capital	226	414	12	6	208	498	218	138

Cash flow provided by operating
activities	4,720	4,580	1,586	1,505	1,629	1,394	1,706	1,498

Capital expenditure in intangible and
tangible assets, CAPEX	–1,089	–1,407	–324	–369	–396	–483	–424	–550

Cash flow after CAPEX	3,631	3,173	1,262	1,136	1,233	911	1,282	948

Change of long-term receivables	8	81	6	13	–11	–69	26	45
Sale of companies, less liquid funds	33	22	-	33	-	–1	22	-
Purchase of shares and participations	–1,076	–906	–1,050	–15	–11	–4	–89	–111
Liquid funds in purchased companies	-	212	-	-	-	–1	4	83

Cash flow after investing activities	2,596	2,582	218	1,167	1,211	836	1,245	965

Financing activities	–2,009	–1,469	–14	–2,111	116	–1,471	–1,052	–680

Net change in cash	587	1,113	204	–944	1,327	–635	193	285

Cash at beginning of period	2,773	2,473	3,179	4,194	2,773	3,386	3,339	3,014
Exchange difference in cash	1	–200	–22	–71	94	22	–146	40

Cash at end of period*	3,361	3,386	3,361	3,179	4,194	2,773	3,386	3,339

*of which restricted funds	451	922	451	456	801	830	922	945

CHANGES OF SHAREHOLDERS´ EQUITY

	2004	2003	2003
MSEK	30 Sep	30 Sep	31 Dec

Equity, January 1	30,360	28,728	28,728
Translation differences	–36	–1,103	–780
Dividend	–443	-	-
New issue	-	-	16
Profit, year-to-date	1,093	854	2,396

Equity, end of period	30,974	28,479	30,360

NUMBER OF CUSTOMERS

		Number of customers			Net intake

		2004	2003		2004	2004	2004	2003	2003	2003
In thousands		Sep 30	Sep 30	Change	Q3	Q2	Q1	Q4	Q3	Q2

Nordic
Mobile telephony		3,731	3,555	5%	50	45	36	45	68	182
Fixed telephony and Internet		2,796	2,928	–5%	–25	–54	–67	14	36	8
Cable TV		179	191	–6%	1	–1	1	–13	5	–11

		6,706	6,674	0%	26	–10	–30	46	109	179

Baltic & Russia
Mobile telephony		3,114	1,827	70%	435	327	148	377	218	181
Fixed telephony and Internet		57	57	0%	–1	1	-	-	–1	–2
Cable TV	Note 3	21	64	–67%	1	–46	-	2	–1	1

		3,192	1,948	64%	435	282	148	379	216	180

Central Europe
Mobile telephony		75	35	114%	7	13	5	15	15	11
Fixed telephony and Internet		4,983	2,837	76%	556	378	630	582	512	263

		5,058	2,872	76%	563	391	635	597	527	274

Southern Europe
Mobile telephony		41	39	5%	-	-	1	1	2	1
Fixed telephony and Internet		8,365	6,698	25%	–10	267	661	749	631	256

		8,406	6,737	25%	–10	267	662	750	633	257

Benelux
Mobile telephony		620	510	22%	33	42	17	18	36	27
Fixed telephony and Internet		1,944	1,633	19%	–31	64	136	142	116	146

		2,564	2,143	20%	2	106	153	160	152	173

Total number of customers		25,926	20,374	27%	1,016	1,036	1,568	1,932	1,637	1,063

BY BUSINESS AREA
Mobile telephony		7,581	5,966	27%	525	427	207	456	339	402
Of which prepaid		5,490	4,247	29%	403	351	138	351	312	375
Fixed telephony and Internet		18,145	14,153	28%	489	656	1,360	1,487	1,294	671
Cable TV	Note 3	200	255	–22%	2	–47	1	–11	4	–10

Total number of customers		25,926	20,374	27%	1,016	1,036	1,568	1,932	1,637	1,063

OPERATING REVENUE

		2004	2003	2004	2004	2004	2003	2003	2003
		Jan 1 –	Jan 1 –
MSEK		Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Nordic
Mobile telephony		5,668	5,491	2,029	1,903	1,736	1,839	1,943	1,861
Fixed telephony and Internet		4,954	4,683	1,610	1,667	1,677	1,627	1,551	1,575
Cable TV		150	154	46	51	53	53	53	50
Other operations		253	198	85	89	79	83	69	66
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-
Adjustments for internal sales		–670	–562	–211	–238	–221	–250	–189	–186

		10,355	9,964	3,559	3,472	3,324	2,978	3,427	3,366
Baltic & Russia
Mobile telephony		2,324	1,887	856	772	696	713	723	622
Fixed telephony and Internet		77	79	26	27	24	27	25	30
Cable TV		14	19	3	4	7	7	6	7
Adjustments for internal sales		–3	–6	–1	–1	–1	–2	–2	–2

		2,412	1,979	884	802	726	745	752	657
Central Europe
Mobile telephony		59	33	24	19	16	25	15	12
Fixed telephony and Internet		3,961	2,692	1,389	1,299	1,273	1,171	993	862
Adjustments for internal sales		–366	–355	–113	–121	–132	–125	–119	–115

		3,654	2,370	1,300	1,197	1,157	1,071	889	759
Southern Europe
Mobile telephony		24	25	8	8	8	7	9	8
Fixed telephony and Internet		12,916	10,614	4,153	4,379	4,384	4,033	3,527	3,671
Adjustments for internal sales		–882	–488	–307	–267	–308	–248	–195	–167

		12,058	10,151	3,854	4,120	4,084	3,792	3,341	3,512
Benelux
Mobile telephony		861	677	322	291	248	266	264	221
Fixed telephony and Internet		2,415	2,036	770	812	833	798	717	684
Cable TV		4	9	-2	5	1	2	3	3
Other operations		5	23	1	-	4	–2	6	7
Adjustments for internal sales		–117	–69	–27	–46	–44	–36	–24	–23

		3,168	2,676	1,064	1,062	1,042	1,028	966	892
Services
Fixed telephony and Internet		21	36	7	7	7	7	11	11
Other operations		277	172	101	92	84	86	60	57
Adjustments for internal sales		–142	–93	–56	–41	–45	–51	–32	–29

		156	115	52	58	46	42	39	39

Total operating revenue		31,803	27,255	10,713	10,711	10,379	9,656	9,414	9,225

BY BUSINESS AREA
Mobile telephony		8,936	8,113	3,239	2,993	2,704	2,850	2,954	2,724
Fixed telephony and Internet		24,344	20,140	7,955	8,191	8,198	7,663	6,824	6,833
Cable TV		168	182	47	60	61	62	62	60
Other operations		535	393	187	181	167	167	135	130
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-
Adjustments for internal sales		–2,180	–1,573	–715	–714	–751	–712	–561	–522

Total operating revenue		31,803	27,255	10,713	10,711	10,379	9,656	9,414	9,225

EBITDA

		2004	2003	2004	2004	2004	2003	2003	2003
		Jan 1 –	Jan 1 –
MSEK		Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Nordic
Mobile telephony		2,196	2,493	787	705	704	806	909	821
Fixed telephony and Internet		733	685	219	254	260	211	236	199
Cable TV		26	31	6	7	13	9	14	9
Other operations		–10	–2	–12	3	–1	2	–1	1
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-

		2,945	3,207	1,000	969	976	654	1,158	1,030
Baltic & Russia
Mobile telephony		740	650	241	271	228	159	221	211
Fixed telephony and Internet		–7	5	–2	–3	–2	–13	8	–4
Cable TV	Note 3	26	–1	-	26	-	-	-	1

		759	654	239	294	226	146	229	208
Central Europe
Mobile telephony		–36	–40	–15	–14	–7	–13	–12	–15
Fixed telephony and Internet		199	–257	129	55	15	7	–95	–83

		163	–297	114	41	8	–6	–107	–98
Southern Europe
Mobile telephony		–10	–3	–3	-	–7	–1	–1	-
Fixed telephony and Internet		627	940	186	247	194	168	289	353

		617	937	183	247	187	167	288	353
Benelux
Mobile telephony		174	86	49	60	65	67	42	32
Fixed telephony and Internet		148	53	43	49	56	36	19	13
Cable TV		–13	–6	–5	–5	–3	–3	–3	–1
Other operations		–4	–1	-	-	–4	–9	–1	1

		305	132	87	104	114	91	57	45
Services
Fixed telephony and Internet		–1	1	-	-	–1	3	1	–3
Other operations		60	19	35	13	12	2	9	3

		59	20	35	13	11	5	10	-

Total EBITDA		4,848	4,653	1,658	1,668	1,522	1,057	1,635	1,538

BY BUSINESS AREA
Mobile telephony		3,064	3,186	1,059	1,022	983	1,018	1,159	1,049
Fixed telephony and Internet		1,699	1,427	575	602	522	412	458	475
Cable TV	Note 3	39	24	1	28	10	6	11	9
Other operations		46	16	23	16	7	–5	7	5
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-

Total EBITDA		4,848	4,653	1,658	1,668	1,522	1,057	1,635	1,538

EBITDA MARGIN
Nordic	Note 1	28%	32%	28%	28%	29%	22%	34%	31%
Baltic & Russia	Note 3	31%	33%	27%	37%	31%	20%	30%	32%
Central Europe		4%	–13%	9%	3%	1%	–1%	–12%	–13%
Southern Europe		5%	9%	5%	6%	5%	4%	9%	10%
Benelux		10%	5%	8%	10%	11%	9%	6%	5%
Services		38%	17%	67%	22%	24%	12%	26%	0%

Total EBITDA margin		15%	17%	15%	16%	15%	11%	17%	17%

EBIT

		2004	2003	2004	2004	2004	2003	2003	2003
		Jan 1 –	Jan 1 –
MSEK		Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Nordic
Mobile telephony	Note 2	1,908	2,180	678	618	612	686	804	715
Fixed telephony and Internet	Note 2	449	371	128	157	164	12	135	95
Cable TV		–16	–15	–8	–7	–1	–6	–1	–6
Other operations		–13	–8	–13	2	–2	–1	–2	–1
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-

		2,328	2,528	785	770	773	317	936	803
Baltic & Russia
Mobile telephony		337	393	113	129	95	61	146	104
Fixed telephony and Internet		–8	4	–2	–4	–2	–13	6	–2
Cable TV	Note 3	23	–8	–1	26	–2	–2	–1	–3

		352	389	110	151	91	46	151	99
Central Europe
Mobile telephony		–43	–46	–17	–16	–10	–15	–14	–17
Fixed telephony and Internet		65	–377	80	10	–25	–37	–137	–124

		22	–423	63	–6	–35	–52	–151	–141
Southern Europe
Mobile telephony		–10	–3	–3	-	–7	–1	-	–1
Fixed telephony and Internet		490	811	149	196	145	129	248	313

		480	808	146	196	138	128	248	312
Benelux
Mobile telephony		101	18	24	35	42	43	17	10
Fixed telephony and Internet	Note 2	128	28	36	43	49	–45	14	6
Cable TV		–17	–10	–6	–6	–5	–5	–3	–4
Other operations		–6	–5	1	–2	–5	–11	–1	-

		206	31	55	70	81	–18	27	12
Services
Fixed telephony and Internet		–3	–1	–1	-	–2	-	1	–4
Other operations		33	5	25	4	4	–4	3	-

		30	4	24	4	2	–4	4	–4

Group adjustments,
depreciation/amortization	Note 2	–1,118	–1,148	–370	–378	–370	–740	–387	–388

Total EBIT		2,300	2,189	813	807	680	–323	828	693

BY BUSINESS AREA
Mobile telephony	Note 2	2,293	2,542	795	766	732	774	953	811
Fixed telephony and Internet	Note 2	1,121	836	390	402	329	46	267	284
Cable TV	Note 3	–10	–33	–15	13	–8	–13	–5	–13
Other operations		14	–8	13	4	–3	–16	-	–1
Adjustments mobile Sweden	Note 1	-	-	-	-	-	–374	-	-
Group adjustments,
depreciation/amortization	Note 2	–1,118	–1,148	–370	–378	–370	–740	–387	–388

Total EBIT		2,300	2,189	813	807	680	–323	828	693

EBIT MARGIN
Nordic	Note 1,2	22%	25%	22%	22%	23%	11%	27%	24%
Baltic & Russia	Note 3	15%	20%	12%	19%	13%	6%	20%	15%
Central Europe		1%	–18%	5%	–1%	–3%	–5%	–17%	–19%
Southern Europe		4%	8%	4%	5%	3%	3%	7%	9%
Benelux	Note 2	7%	1%	5%	7%	8%	–2%	3%	1%
Services		19%	3%	46%	7%	4%	–10%	10%	–10%

Total EBIT margin		7%	8%	8%	8%	7%	–3%	9%	8%

INVESTMENTS, CAPEX

	2004	2003	2004	2004	2004	2003	2003	2003
	Jan 1 –	Jan 1 –
MSEK	Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Market areas
Nordic	337	368	90	141	106	86	111	122
Baltic & Russia	411	687	139	94	178	221	234	278
Central Europe	135	110	32	67	36	53	29	48
Southern Europe	97	120	35	41	21	14	29	27
Benelux	72	101	21	8	43	54	18	61
Services	37	21	7	18	12	55	3	14

Investments in intangible and
tangible assets	1,089	1,407	324	369	396	483	424	550
Investments, non-cash transactions
Finance lease	-	-	-	-	-	5	-	-

Total, CAPEX	1,089	1,407	324	369	396	488	424	550

Business areas
Mobile telephony	666	889	195	182	289	361	279	366
Fixed telephony and Internet	378	467	121	166	91	78	132	165
Cable TV	6	31	2	2	2	1	10	9
Other operations	39	20	6	19	14	43	3	10
Investments in intangible and
tangible assets	1,089	1,407	324	369	396	483	424	550
Investments, non-cash transactions
Finance lease	-	-	-	-	-	5	-	-

Total, CAPEX	1,089	1,407	324	369	396	488	424	550

TELE2 OPERATIONS IN SWEDEN*

		2004	2003	2004	2004	2004	2003	2003	2003
		Jan 1 –	Jan 1 –
MSEK		Sep 30	Sep 30	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenue
Mobile telephony		4,826	4,989	1,681	1,622	1,523	1,637	1,748	1,697
Fixed telephony and Internet		2,904	2,817	938	970	996	976	937	950
Cable TV		150	141	46	51	53	50	49	46
Adjustments mobile	Note 1	-	-	-	-	-	–374	-	-

Total		7,880	7,947	2,665	2,643	2,572	2,289	2,734	2,693

EBITDA
Mobile telephony		2,201	2,545	773	716	712	780	919	857
Fixed telephony and Internet		588	540	186	201	201	174	197	158
Cable TV		26	27	6	7	13	8	13	7
Adjustments mobile	Note 1	-	-	-	-	-	–374	-	-

Total		2,815	3,112	965	924	926	588	1,129	1,022

EBITDA margin
Mobile telephony		46%	51%	46%	44%	47%	48%	53%	51%
Fixed telephony and Internet		20%	19%	20%	21%	20%	18%	21%	17%
Cable TV		17%	19%	13%	14%	25%	16%	27%	15%

Total		36%	39%	36%	35%	36%	26%	41%	38%

EBIT
Mobile telephony		1,938	2,240	674	637	627	663	817	755
Fixed telephony and Internet		360	301	112	125	123	7	125	75
Cable TV		–16	–17	–8	–7	–1	–6	–1	–8
Adjustments mobile	Note 1	-	-	-	-	-	–374	-	-

Total		2,282	2,524	778	755	749	290	941	822

EBIT margin
Mobile telephony		40%	45%	40%	39%	41%	41%	47%	44%
Fixed telephony and Internet		12%	11%	12%	13%	12%	1%	13%	8%
Cable TV		–11%	–12%	–17%	–14%	–2%	–12%	–2%	–17%

Total		29%	32%	29%	29%	29%	13%	34%	31%

* Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and profit/loss from share in the joint venture Svenska UMTS-nät AB

FIVE-YEAR SUMMARY

	2004	2003	2003	2002	2001	2000
	Jan 1 –	Jan 1 –
	Sep 30	Sep 30

Income Statement and Balance Sheet (MSEK)
Operating revenue	31,803	27,255	36,911	31,282	25,085	12,440
EBITDA	4,848	4,653	5,710	5,127	1,698	1,820
EBIT	2,300	2,189	1,866	1,494	–1,323	376
EBT	2,131	1,743	1,267	796	–1,944	165
Profit (loss) after taxes	1,093	854	2,396	223	392	–396

Shareholders' equity	30,974	28,479	30,360	28,728	29,517	26,539
Shareholders' equity, after dilution	31,034	28,542	30,419	28,757	29,547	26,584
Total assets	47,743	46,780	47,970	46,872	49,258	42,397

Cash flow provided by operating activities	4,720	4,580	5,974	4,365	413	883
Liquidity	4,324	3,716	3,444	2,332	1,625	1,304
Net borrowing	2,251	5,232	4,427	7,729	9,286	7,095
Investments in intangible and tangible assets,
CAPEX	1,089	1,407	1,895	1,956	2,162,	1,514
Investments in shares and long-term receivables	1,035	591	767	626	304	20,512

Key ratios
Solidity, %	65	61	63	61	60	63
Debt/equity ratio, %	0.07	0.18	0.15	0.27	0.31	0.27
EBITDA margin, %	15.2	17.1	15.5	16.4	6.8	14.6
EBIT margin, %	7.2	8.0	5.1	4.8	–5.3	3.0
Return on shareholders' equity, %	3.6	3.0	8.1	0.8	1.4	–2.4
Return on shareholders' equity, after dilution, %	3.6	3.0	8.1	0.8	1.4	–2.4
Return on capital employed, %	6.4	6.0	5.0	3.9	–3.3	1.9
Average interest rate, %	3.6	5.3	5.0	6.4	6.3	4.8

Per share data (SEK)
Profit (loss)	7.41	5.79	16.25	1.51	2.70	–3.47
Profit (loss), after dilution	7.39	5.78	16.20	1.51	2.70	–3.47
Shareholders' equity	209.91	193.13	205.88	194.95	203.56	232.62
Shareholders' equity, after dilution	209.87	193.10	205.71	194.79	203.46	232.74
Cash flow from operating activities	31.99	31.06	40.51	29.62	2.85	7.74
Dividend	-	-	3.00	-	-	-
Market value at closing day	271.00	338.00	384.00	230.50	378.00	392.00

NOTES

Accounting principles and definitions
The Interim report has been prepared in accordance with recommendation RR20 of the Swedish Financial Accounting Standards Council. In 2004, Tele2 has improved the accounting of profit/loss in associated companies, from previously having reported these as a item between operating profit and financial items to including them in the operating profit (EBIT) but not in EBITDA. The new principle better reflects Tele2's operations, where profit/loss from the 3G company is viewed to be of an operating rather than of a financial nature, at the same time as shares of result from 3G company, which to a large extent will consist of depreciations, do not affect the EBITDA for Tele2 Group. Tele2 has in all other respect reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2003. Definitions are stated in the Annual Report for 2003.

Note 1 Adjustment: Operating revenue
Revenue from mobile telephony is shown as calls are made, which means that sold but not yet used prepaid cards should not be included in revenues. To estimate this, revenues in Sweden have, up until Q3 2003, been recognized according to a model that has been used unchanged since the start of Tele2’s prepaid telephony in 1997, rather than a system to measure the value of sold but not used prepaid cards. In Q4 2003, Comviq brought such a system into use, and it was established that sold but not used prepaid cards have been undervalued by around MSEK –374 in total for the period 1997 through 30 September, 2003, of which MSEK –95 is related to 2003.

Note 2 Adjustment: Operating expenses
As a result of valuation of loss-carry-forwards for some companies in Continental Europe to their full value in Q4 2003 the part of loss carry forwards that existed when Tele2 acquired SEC and that could have reduced goodwill by MSEK 322, is accounted for as a write-down according to the Swedish Financial Accounting Standards Council's recommendation RR9-Income taxes.

Write-downs on fixed assets amounted to MSEK 172 was made in Q4 2003 and relate to Atlantic undersea cable, in which Tele2 Sweden and Tele2 Luxembourg invested in the late 1990s. They are expensed as a result of Tele2's assessment of continued excess supply of capacity.

Not 3 Disposal of CableTV-operation
On May 12, 2004 Tele2 sold its Estonian cable-TV operation for MSEK 38. The sale resulted in a capital gain of MSEK 26, reported as other operating revenue. The number of customers at the time for disposal totalled to 46,000.

Note 4 Adjustment: Net interest and other financial expenses
The Q4 2003 result is affected by a write-down of MSEK 75 regarding shares in TravelLink AB.

Note 5 Adjustment: Taxes
At September 30, 2004 and December 31, 2003 the total deferred tax receivable for the group is MSEK 1,718 and MSEK 2,459 respectively, and is included in the item "Long-term financial assets".

Note 6 Shares and Convertibles
At September 30, 2004 and December 31, 2003 Tele2 has outstanding warrants, corresponding to 619,500 B shares and 643,500 B shares respectively, with a subscription price of SEK 191 per share and a subscription period from 2005 to 2007.

At July 1, 2004, 6,173,141 class A shares were reclassified into class B shares. The reclassification was made in accordance with the resolution passed at the Annual General Meeting on May 12, 2004. The number of class A shares following the reclassification is 15,516,663 and the number of class B shares is 132,043,512. The total number of outstanding shares remains unchanged at 147,560,175.

Note 7 UMTS-nät AB in Sweden
Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB, which has a 3G license in Sweden. Both companies have injected capital in Svenska UMTS-nät AB. In addition to this, the build out has external financing, with a loan facility of SEK 7 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The 3G company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2’s quarterly reports an abbreviated version of Svenska UMTS-nät AB’s balance sheet will be disclosed and hence the level of investment at that time.

Tele2’s investments in the 3G company are included in EBIT as a share of results from associated companies,

as described under Accounting principles. This means that a positive result for the 3G company is settled against the cost for purchasing capacity on EBIT-level.

At September 30, 2004 Tele2's guarantee amounted to MSEK 707 compared to MSEK 363 at December 31, 2003. The balance sheet for Svenska UMTS-nät AB at September 30, 2004 is stated below:

	MSEK		MSEK
Fixed assets	2,259	Equity	1,049
Other current assets	228	Long-term liabilities	1,414
Liquid funds	66	Short-term liabilities	90

Total assets	2,553	Total equity and liabilities	2,553

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: October 20, 2004